UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Metron Technology N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N5665B105

(CUSIP Number)

John E. Denneen, Esq.
Royce & Associates, LLC
1414 Avenue of the Americas
New York, NY 10019
(212) 486-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2004

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box  / X /

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. N5665B105
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Royce & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS*
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,423,400 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,423,400 Shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,423,400 Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.15%
14		TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Statement relates to the shares of Common Stock ("Common Stock") of Metron Technology N.V. (the "Company"), a corporation organized under the laws of The Netherlands. The principal executive offices of the Company are located at 4425 Fortran Drive, San Jose, CA 94134-2300.

Item 2.	Identity and Background

(a)  Pursuant to Rule 13d-1(g) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Royce & Associates, LLC, a Delaware limited liability company (the "Reporting Person").

(b)-(c)

The Reporting Person is a limited liability company that is registered as an Investment Adviser under the Investment Adviser's Act of 1940, as amended. The Reporting Person acts as investment adviser to certain managed accounts and funds over which the Reporting Person exercises discretionary authority, certain of which funds are investment companies registered under the Investment Company Act of 1940. The Common Stock of the Company is held in certain of these accounts including Royce Razor Fund, LP ("RRF"), Royce Institutional Fund ("RIF"), Royce Opportunity Fund ("ROF"), Pennsylvania Mutual Series - Small-Cap Value Fund ("PSS") and Legg Mason Global Small Cap Equity ("LMG") (collectively, the "Advisory Clients"). The principal business address of the Reporting Person is 1414 Avenue of the Americas, New York, NY 10019. Its telephone number is (212) 486-1445. The Reporting Person is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"). The principal business address of Legg Mason, Inc. is 100 Light Street, Baltimore, MD 21202. Legg Mason is a holding company that, through its subsidiaries, is principally engaged in providing asset management, securities, brokerage, investment banking and other related financial services.

The name, business address and present principal occupation or employment of each of the executive officers and members of the Board of Managers of the Reporting Person is set forth on Exhibit I annexed hereto which is incorporated herein by reference. The name, business address and present principal occupation or employment of each of the executive officers of Legg Mason is incorporated herein by reference to Exhibit I. The name, business address and present principal occupation of each of the members of the Board of Directors is incorporated herein by reference to Exhibit 2.

(d) To the best knowledge of the Reporting Person, during the last five years, neither the Reporting Person, its parent company, nor any of the persons listed on Exhibit I, or Exhibit 2, hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  To the best knowledge of the Reporting Person, during the last five years, neither of the Reporting Person, its parent company, nor any of the persons listed on Exhibit I, or Exhibit 2, hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the Reporting Person was the working capital of the Advisory Clients. The working capital may, at any given time, include margin loans made by Goldman, Sachs & Co. in the ordinary course of business.

The total cost of the reported shares of Common Stock beneficially owned by the Reporting Person including those of their clients and entities they control, is $5,391,814. The cost was incurred in respect of the respective Advisory Clients as follows:

RRF:       $ 113,700
RIF:        1,065,748
ROF:        3,233,628
PSS:       281,976
LMG:       699,634

Item 4.

The Reporting Person has acquired the shares of the Company reported herein for investment purposes. The Reporting Person notes that it has entered into a voting agreement in which it has agreed to vote to approve certain actions if proposed to stockholders for approval which could result in events specified in clause (a) of item 4 of the form of Schedule 13D. A copy of the Voting Agreement is attached hereto as Exhibit 3.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by the Reporting Per-son is based upon 12,760,608 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended February 29, 2004.

As investment manager for the Advisory Clients, the Reporting Person may be deemed to beneficially own the aggregate 1,423,400 shares held by the Advisory Clients. Such shares represent approximately 11.15% of the outstanding Common Stock of the Company and are held by the various Advisory Clients as follows:

RRF:        30,000 shares (under 1%)
RIF:        281,200 shares (2.20%)
ROF:        853,200 shares (6.69%)
PSS:       74,400 shares (under 1%)
LMG:       184,600 shares (1.45%)

(b) By virtue of the Reporting Person's position as investment manager for its Advisory Clients, the Reporting Person may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by its Advisory Clients.

(c) Set forth immediately below is a description of each trans-action in the Company's Common Stock that were effected by the Reporting Person for its Advisory Clients within the last 60 days. All such transactions were effected in the open market.

Number of Shares	Purchase or Sale	Price per Share	Date	Advisory Client

9,200	Buy	$2.70	3/23/04	ROF
2,500	Buy	$2.81	3/30/04	ROF
3,200	Buy	$2.81	3/30/04	RIF
1,900	Buy	$2.81	3/30/04	LMG
2,400	Buy	$2.87	3/31/04	ROF
7,500	Buy	$2.87	3/31/04	ROF
2,000	Buy	$2.96	4/1/04	RIF
1,700	Buy	$2.96	4/1/04	LMG
6,900	Buy	$3.12	4/2/04	ROF
2,600	Buy	$3.12	4/2/04	RIF
2,500	Buy	$3.12	4/2/04	LMG
1,800	Buy	$3.12	4/2/04	PSS
17,300	Buy	$3.30	4/19/04	ROF
4,600	Buy	$3.30	4/19/04	RIF
3,100	Buy	$3.30	4/19/04	LMB
2,800	Buy	$3.04	5/18/04	RIF
4,700	Buy	$3.04	5/18/04	LMG
2,500	Buy	$3.04	5/18/04	PSS

(d)  The Advisory Clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares reported herein that are held by such respective Advisory Clients. Only one Advisory Client, ROF, has an interest by virtue of such relationship that relates to more than 5% of the Company's Common Stock.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

Except as described above in response to item 4 and except for the investment management agreements entered into between each of the Advisory Clients and the Reporting Person which grant the Reporting Person voting and dispositive power over all securities held by such the Advisory Clients, no contracts, arrangements, understandings or relationships with respect to security of the Company exist.

Item 7.	Material to be Filed as Exhibits

Exhibit 1. Executive Officers of Legg Mason (Item 4A of Legg Mason's Annual Report of Form 10-K filed on June 18, 2003 is incorporated herein by reference.)

Exhibit 2. Board of Directors of Legg Mason (the Section entitled "ELECTION OF DIRECTORS" in the Annual Proxy Statement on Form DEF 14A filed by Legg Mason on June 18, 2003 is incorporated herein by reference.

Exhibit 3. Voting Agreement between Royce & Associates, LLC and Metron Technology N.V., dated May 24, 2004.

SIGNATURE

        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2004

ROYCE & ASSOCIATES, LLC

By: /s/ Charles M. Royce Name: Charles M. Royce Title: President

Exhibit I

Executive Officers and Managers

ROYCE & ASSOCIATES, LLC

        The name and present principal occupation or employment of each of the executive officers and members of the Board of Managers of ROYCE & ASSOCIATES, LLC is set forth below.

Name	Present Principal Occupation and Employment	Business Address

Charles M. Royce President and Member of Board of Managers of Royce & Associates, LLC	President and Chief Investment Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Raymond A. Mason Member of Board of Managers of Royce & Associates, LLC	Chairman, President and Chief Executive Officer of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Peter L. Bain Member of Board of Managers of Royce & Associates, LLC	Executive Vice President and Chief Administrative Officer of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Mark R. Fetting Member of Board of Managers of Royce & Associates, LLC	Executive Vice President of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
John D. Diederich Chief Operating Officer, Chief Financial Officer, Managing Director and Member of the Board of Managers of Royce & Associates, LLC	Chief Operating Officer and Chief Financial Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Jack E. Fockler, Jr. Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
W. Whitney George Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Daniel A. O'Byrne Principal and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
John E. Denneen General Counsel, Principal and Secretary of Royce & Associates, LLC	General Counsel of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019

EXHIBIT 3

May 24, 2004

The Purchasers of Metron Technology N.V.
6.5% Convertible Debentures and Common
Share Warrants

Gentlemen:

         This letter will confirm the undersigned's agreement to vote all common shares of Metron Technology N.V. ("MTNV") over which the undersigned has voting control in favor of any resolution presented to the shareholders of MTNV to approve the issuance by MTNV of (A) common shares in connection with (i) the conversion of the 6.5% Convertible Debentures (the "Debentures") pursuant to the terms of the Debentures, (ii) the payment of interest in the form of MTNV's common shares pursuant to terms of the Debentures and (iii) the exercise of the Warrants, in an aggregate amount possibly in excess of 19.999% of the number of common shares outstanding or 19.999% of the voting power outstanding (in each case not including treasury shares) prior to the issuance of the Debentures and Warrants and (B) Debentures and Warrants to any purchaser for whom such issuance will result in such purchaser holding a number of common shares of MTNV, when aggregated together with all common shares of MTNV issuable pursuant to securities convertible into or exercisable for common shares of MTNV held by such purchaser, in excess of 19.999% of the number of common shares outstanding or 19.999% of the voting power outstanding (in each case not including treasury shares) prior to the issuance of the Debentures and Warrants. The form of Debenture is attached hereto as Exhibit A and the form of Warrant is attached hereto as Exhibit B.

         This agreement is given in consideration of and as a condition to your agreement to purchase such Debentures and Warrants and is not revocable by the undersigned.

Royce & Associates, LLC Shareholder

By: /s/ Boniface A. Zaino
Name: Boniface A. Zaino
Title: Managing Director

EXHIBIT A

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Date of Issuance: _______________

$_______________

6.5% CONVERTIBLE DEBENTURE
DUE MAY ___, 2008

THIS DEBENTURE is one of a series of duly authorized and issued debentures of Metron Technology N.V., a corporation incorporated under the laws of The Netherlands, having a principal place of business at 4425 Fortran Drive, San Jose, CA 94134 (the "Company"), designated as its 6.5% Convertible Debentures, due May ___, 2008 in the aggregate principal amount of $7,000,000 (the "Debentures").

FOR VALUE RECEIVED, the Company promises to pay to ________________________ or its registered assigns (the "Holder"), the principal sum of $_______________ on May ___, 2008 or such earlier date as the Debentures are required or permitted to be repaid as provided hereunder (the "Maturity Date") and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of 6.5% per annum, payable quarterly on March 1, June 1, September 1 and December 1, beginning on September 1, 2004 and on each Conversion Date (as defined herein) (as to that principal amount then being converted) and on the Maturity Date (except that, if any such date is not a Business Day, then such payment shall be due on the next succeeding Business Day) (each such date, an "Interest Payment Date"), in cash or shares of Common Stock (as defined in Section 5) at the Interest Conversion Rate, or a combination thereof; provided, however, payment in shares of Common Stock may only occur if: (i) there is an effective Underlying Shares Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the shares of Common Stock to be issued in lieu of cash (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future), (ii) the Common Stock is listed for trading on a Principal Market (and the Company believes, in good faith, that trading of the Common Stock on a Principal Market will continue uninterrupted for the foreseeable future), (iii) a sufficient number of shares of Common Stock is reserved from the Company's authorized share capital ("maatschappelijk kapitaal") to provide for the issuance of all of the shares issuable pursuant to the Transaction Documents, including the shares to be issued for interest in lieu of cash, (iv) there is then existing no Event of Default or event which, with the passage of time or the giving of notice, would constitute an Event of Default, as defined in Section 3 hereof and (v) the issuance of such shares, when added to the shares issued or issuable upon conversion of the Debentures or issued or issuable upon exercise of the Warrants, would not exceed any applicable limitations set forth in Section 4(a)(ii)(B) of this Debenture. Except as otherwise permitted herein, the Company may not prepay any portion of the principal amount or interest on this Debenture without the prior written consent of the Holder. Subject to the terms and conditions herein, the decision whether to pay interest hereunder in shares of Common Stock or cash shall be at the discretion of the Company. Not less than 20 Trading Days (as defined in Section 5) prior to each regularly scheduled Interest Payment Date, within two Trading Days after receipt of a Conversion Notice if such Interest Payment Date arises due to delivery of a Conversion Notice by the Holder to the Company, the Company shall provide the Holder with written notice of its election to pay interest hereunder either in cash or shares of Common Stock, or a specific combination thereof (the Company may indicate in such notice that the election contained in such notice shall continue for later periods until revised) provided, however, that, regardless of the election above, if on any Interest Payment Date the Interest Conversion Rate then in effect (converted into EURO based on the USD/EURO exchange rate on the Interest Payment Date) is lower than the par value of the Common Stock, the Company shall pay interest hereunder in cash and shall not be required to provide notice to the Holder with respect to the form of its interest payment for such Interest Payment Date, provided that the Company must provide the Holder with at least 20 days' prior written notice of any changes to the par value of its Common Stock (currently EUR 0.44). Subject to the aforementioned conditions, failure to timely provide such written notice shall be deemed an election by the Company to pay the interest on such Interest Payment Date in cash. Interest paid in shares of Common Stock shall be paid as set forth in Section 4(a)(iii). Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date (as defined in Section 5) until payment in full of the principal sum, together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made. Interest shall cease to accrue with respect to any principal amount converted, provided that the Company in fact delivers the Underlying Shares within the time period required by Section 4(b)(i) and will thereafter cease to accrue upon delivery of such Underlying Shares. Interest hereunder will be paid to the Person (as defined in Section 5) in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures (the "Debenture Register"). Except as otherwise provided herein, if at anytime the Company pays interest partially in cash and partially in shares of Common Stock, then such payment shall be distributed ratably among the Holders based upon the principal amount of Debentures held by each Holder. All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at the rate of 15% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) ("Late Fee") which will accrue daily, from the date such interest is due hereunder through and including the date of payment. The Company may not prepay any portion of the principal amount of this Debenture without the prior written consent of the Holder; provided, however, if interest is paid in Common Stock, then no Late Fee shall apply if the shares of Common Stock are delivered within 3 Trading Days of the Interest Payment Date.

This Debenture is subject to the following additional provisions:

        Section 1          This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

        Section 2          This Debenture has been issued subject to certain investment representations of the original Holder set forth in the Subscription Agreement (as defined in Section 5) and may be transferred or exchanged only in compliance with the Subscription Agreement and applicable federal and state securities laws and regulations. Prior to due presentment to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the Person (as defined in Section 5) in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

        Section 3         Events of Default.

         (a)          "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

         (i)          any default in the payment of the principal of, interest (including any Late Fees) on or liquidated damages in respect of, any Debentures, free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default is not cured, if possible to cure, within 5 days of notice of such default sent by the Holder;

         (ii)          the Company shall fail to observe or perform in any material respect any other material covenant or material agreement contained in, or otherwise materially breach any material covenant or agreement contained in any of the Transaction Documents (as defined in Section 5)(other than a breach by the Company of its obligations to deliver shares of Common Stock to the Holder upon conversion or interest payment which breach is addressed in clause (x) below) which is not cured, if possible to cure, within 15 days of notice of such default sent by the Holder;

         (iii)          the Company or any of its Significant Subsidiaries shall commence a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any Significant Subsidiary thereof or there is commenced against the Company or any Significant Subsidiary thereof any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors; or the Company or any Significant Subsidiary thereof shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any Significant Subsidiary thereof shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any Significant Subsidiary thereof for the purpose of effecting any of the foregoing;

         (iv)          the Company shall default in any of its obligations under any other Debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company in an amount exceeding $500,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness being declared due and payable by the lender prior to the date on which it would otherwise become due and payable;

         (v)          the Common Stock shall not be eligible for quotation on or quoted for trading on the Nasdaq SmallCap Market, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market (each, a "Principal Market") and shall not again be eligible for and quoted or listed for trading thereon within ten (10) Trading Days;

         (vi)          the Company shall be a party to any Change of Control Transaction (as defined in Section 5), other than a Fundamental Transaction (as defined in Section 4(c)(x)), or shall redeem or repurchase more than 100,000 of its outstanding shares of Common Stock or other equity securities of the Company (other than redemptions of Underlying Shares (as defined in Section 5));

         (vii)          the Company shall fail to use its best efforts to cause the initial Underlying Shares Registration Statement (as defined in Section 5) to be declared effective by the Commission (as defined in Section 5) on or prior to the 180th calendar day after the Original Issue Date;

         (viii)          if, during the Effectiveness Period (as defined in the Registration Rights Agreement (as defined in Section 5)), the effectiveness of the Underlying Shares Registration Statement lapses for any reason or the Holder shall not be permitted to resell Registrable Securities (as defined in the Registration Rights Agreement) (through no fault of Holder) under the Underlying Shares Registration Statement, in either case, for more than 30 consecutive Trading Days or 40 non-consecutive Trading Days during any 12 month period; provided, however, that in the event that the Company is negotiating a merger, consolidation, acquisition or sale of all or substantially all of its assets or a similar transaction and in the written opinion of counsel to the Company, the Underlying Shares Registration Statement, would be required to be amended to include information concerning such transactions or the parties thereto that is not available or may not be publicly disclosed at the time, the Company shall be permitted an additional 10 consecutive Trading Days during any 12 month period relating to such an event;

         (ix)          an Event (as defined in the Registration Rights Agreement) shall not have been cured to the reasonable satisfaction of the Holder prior to the expiration of thirty days from the Event Date (as defined in the Registration Rights Agreement) relating thereto (other than an Event resulting from a failure of an Underlying Shares Registration Statement to be declared effective by the Commission on or prior to the 180th calendar day after the Original Issue Date, which shall be covered by Section 3(a)(vii));

         (x)          the Company shall fail for any reason to deliver certificates to the Holder prior to the seventh Trading Day after a Conversion Date pursuant to and in accordance with Section 4(b) or the Company shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of any Debentures in accordance with the terms hereof;

         (xi)          the Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within seven days after notice thereof is delivered hereunder; or

         (xii)          any Person shall breach the agreements delivered to the initial Holders pursuant to Section 2.2(a)(vii) of the Subscription Agreement and the shareholders of the Company do not approve the proposal referred to in Section 2.2(a)(vii) of the Subscription Agreement.

         (b)          If any Event of Default occurs and is continuing, the full principal amount of this Debenture (and, at the Holder's option, all other Debentures then held by such Holder), together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash. The aggregate amount payable upon an Event of Default shall be equal to the Mandatory Prepayment Amount (as defined in Section 5). Interest shall accrue on the Mandatory Prepayment Amount hereunder from the 5th day after such amount is due (being the date of an Event of Default) through the date of prepayment in full thereof in an amount equal to the Late Fee, to accrue daily from the date such payment is due hereunder through and including the date of payment. All Debentures for which the full prepayment price hereunder shall have been paid in accordance herewith shall promptly be surrendered to or as directed by the Company. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period (other than any grace period set forth herein) enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration of default may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Debenture holder until such time, if any, as the full payment under this Section shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 4 Conversion.

(a)         (i) At any time after the Closing Date, this Debenture shall be convertible into shares of Common Stock at the option of the Holder, in whole or in part at any time and from time to time (subject to the limitations on conversion set forth in Section 4(a)(ii) hereof); provided, however, that if the Set Price (based on the USD/Euro Exchange rate on the Conversion Date) is lower than the par value of the Common Stock, this Debenture may be converted at the par value of the Common Stock. The Holder shall effect conversions by delivering to the Company the form of Notice of Conversion attached hereto as Annex A (a "Conversion Notice"), to Facsimile No (408) 719-0452, Attn: Chief Financial Officer) specifying therein the principal amount of Debentures to be converted and the date on which such conversion is to be effected (a "Conversion Date") and shall contain a completed schedule in the form of Schedule 1 to the Conversion Notice (as amended on each Conversion Date, the "Conversion Schedule") reflecting the remaining principal amount of this Debenture and all accrued and unpaid interest thereon subsequent to the conversion at issue. If no Conversion Date is specified in a Conversion Notice, the Conversion Date shall be the date that such Conversion Notice is provided hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender Debentures to the Company unless the entire principal amount of this Debenture plus all accrued and unpaid interest thereon has been so converted. The Underlying Shares which are issuable by the Company based on the Conversion Notice and subsection 4(a) (iii) (A) shall be deemed to be paid up on the Conversion Date by way of set-off of the Holder's obligation to pay up the Underlying Shares against the Company's obligation to pay the principal amount of this Debenture so converted (the "Converted Amount") to the Holder. The amount, if any, by which Converted Amount exceeds (i) the par value of the Underlying Shares, times (ii) the number of issuable Underlying Shares, shall be considered as share premium ("agio") paid on the Underlying Shares. The Company shall, within two weeks after the Conversion Date, deposit a bank statement as referred to in Section 2:93(a)(6) of the Netherlands Civil Code, indicating the EURO amount into which the Converted Amount is freely convertible based on the USD/EURO exchange rate on the Conversion Date, with the Commercial Registry of the competent Chamber of Commerce and Industry. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the applicable conversion, which shall be evidenced by entries set forth in the Conversion Schedule. The Holder and the Company shall maintain records showing the principal amount converted and the date of such conversions. The Company shall deliver any objection to the figures represented in the Conversion Schedules within 2 Business Days of receipt of such notice. In the event of any dispute or discrepancy, the Company shall honor the conversion for the undisputed amount, and provide the Holder with a written statement of its specific objections to Holder's calculations within the time period required for delivery of the Underlying Shares. The Company and the Holder shall endeavor to resolve any discrepancy within five Business Days, and absent such consensual resolution, the matter shall, within a further five Business Days, be referred to the Company's independent auditors, who shall be requested in writing to resolve such dispute within ten Business Days, or as quickly thereafter as possible; provided, however, that if the Company's position with respect to such discrepancy is successful, such liquidated damages shall not accrue pursuant to Section 4(b)(ii) with respect to the disputed amount of such Conversion Notice. The written decision of such independent auditors shall be final. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture may be less than the amount stated on the face hereof.

(ii) Certain Conversion Restrictions.

        (A)        The Company shall not effect any conversion of this Debenture, and the Holder shall not have the right to convert any portion of this Debenture to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates), as set forth on the applicable Notice of Conversion, would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such conversion (9.99% in the case of a Forced Conversion pursuant to Section 4(b)(iv) and the Company may assume in such instance that the Holder does not beneficially own any other shares of Common Stock).  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon conversion of this Debenture with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Debenture beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Debentures or the Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 4(a)(ii)(A), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this section applies, the determination of whether this Debenture is convertible (in relation to other securities owned by the Holder) and of which a portion of this Debenture is convertible shall be in the sole discretion of such Holder. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this Section 4(a)(ii)(A), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-Q or Form 10-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company's Transfer Agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of the Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The provisions of this Section 4(a)(ii)(A) may be waived by the Holder upon, at the election of the Holder, not less than 61 days' prior notice to the Company, and the provisions of this Section 4(a) shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

        (B)        Notwithstanding anything herein to the contrary, if the Company has not obtained Shareholder Approval (as defined below), if required by the applicable rules and regulations of the Principal Market (or any successor entity), then the Company may not issue upon conversion of the Debentures, in the aggregate, in excess of (i) 19.999% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the Original Issue Date, less (ii) any shares of Common Stock (a) issued as payment of interest on the Debentures, (b) issued upon prior conversion of the Debentures, (c) issued upon prior exercise of the Warrants issued to the Holders of the Debentures on the Original Issue Date pursuant to the Subscription Agreement or (d) issued upon prior conversion of the 8% Convertible Debentures due February 25, 2007 (the "Old Debentures") to the extent such issuance is a result of the anti-dilution provisions in the Old Debentures triggered by the issuance of the Warrants and the Debentures (such number of shares, the "Issuable Maximum"). In addition, notwithstanding anything herein to the contrary, if the Company has not obtained Shareholder Approval (as defined below), if required by the applicable rules and regulations of the Principal Market (or any successor entity), then the Company may not issue to any single Purchaser upon conversion of the Debentures, in the aggregate, in excess of (i) 19.999% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the Original Issue Date, less (ii) all shares of Common Stock held by such Purchaser on the Original Issue Date or issued to such Purchaser upon exercise or conversion of all Capital Share Equivalents (as defined below) held by such Purchaser on the Original Issue Date. Each Holder shall be entitled to a portion of the Issuable Maximum equal to the quotient obtained by dividing (x) the aggregate principal amount of the Debenture(s) issued and sold to such Holder on the Original Issue Date by (y) the aggregate principal amount of all Debentures issued and sold by the Company on the Original Issue Date. If any Holder shall no longer hold the Debenture(s), then such Holder's remaining portion of the Issuable Maximum shall be allocated pro-rata among the remaining Holders. If on any Conversion Date: (A) the applicable Set Price then in effect is such that the shares issuable under this Debenture on any Conversion Date together with the aggregate number of shares of Common Stock that would then be issuable upon conversion in full of all then outstanding Debentures would exceed the Issuable Maximum, and (B) the Company's shareholders shall not have previously approved the transactions contemplated by the Transaction Documents, as may be required by the applicable rules and regulations of the Principal Market (or any successor entity), if any (the "Shareholder Approval"), then the Company shall issue to the Holder requesting a conversion a number of shares of Common Stock equal to such Holder's pro-rata portion (which shall be calculated pursuant to the terms hereof) of the Issuable Maximum and, with respect to the remainder of the aggregate principal amount of the Debentures (including any accrued interest) then held by such Holder for which a conversion in accordance with the applicable conversion price would result in an issuance of shares of Common Stock in excess of such Holder's pro-rata portion (which shall be calculated pursuant to the terms hereof) of the Issuable Maximum (the "Excess Principal"), the Company shall be prohibited from converting such Excess Principal, and shall notify the Holder of the reason therefor. This Debenture shall thereafter be unconvertible until and unless Shareholder Approval is subsequently obtained or is otherwise not required, but this Debenture shall otherwise remain in full force and effect. The Company and the Holder understand and agree that shares of Common Stock issued to and then held by the Holder as a result of conversions of Debentures shall not be entitled to cast votes on any resolution to obtain Shareholder Approval pursuant hereto. For clarity, the failure of the Company to actually obtain Shareholder Approval shall not be a breach of covenant or Event of Default under Section 3 of this Debenture.

(iii) (Underlying Shares Issuable Upon Conversion and Pursuant to Interest.

       (A)        Conversion of Principal Amount. The number of shares of Common Stock issuable upon a conversion shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Debenture to be converted by (y) the Set Price.

       (B)        Payment of Interest in Underlying Shares. If the Company elects to pay any interest in shares of Common Stock (such amount of interest hereinafter referred to as the "Converted Interest Amount"), either on a regularly scheduled Interest Payment Date or upon receipt of a Conversion Notice from the Holder, the number of shares of Common Stock issuable upon payment of interest under this Debenture shall be the number determined by calculating (x) the product of (I) the outstanding principal amount of this Debenture upon which interest is then due and (II) the product of (aa) the quotient obtained by dividing 6.5% by 360 and (bb) the number of whole calendar months for which such principal amount was outstanding multiplied by 30 plus the actual number of calendar days not included within a whole month, divided by (y) the applicable Interest Conversion Rate.

The Underlying Shares which are issuable by the Company as referred to above shall be deemed to be paid up on the Interest Payment Date or, in case of an election to pay interest in Common Shares upon receipt of a Conversion Notice, on the Conversion Date as referred to in such Conversion Notice, by way of set-off of the Holder's obligation to pay up the Underlying Shares against the Company's obligation to pay the Converted Interest Amount to the Holder. The amount, if any, by which Converted Interest Amount exceeds (i) the par value of the Underlying Shares, times (ii) the number of issuable Underlying Shares, shall be considered as share premium ("agio") paid on the Underlying Shares. The Company shall, within two weeks after the Interest Payment Date or the Conversion Date, as the case may be, deposit a bank statement as referred to in Section 2:93(a)(6) of the Netherlands Civil Code, indicating the EURO amount into which the Converted Amount is freely convertible based on the USD/EURO exchange rate on the Interest Payment Date or the Conversion Date, as the case may be, with the Commercial Registry of the competent Chamber of Commerce and Industry.

Not later than three Trading Days after any Interest Payment Date or Conversion Date, the Company will deliver to the Holder (A) a certificate or certificates representing the Underlying Shares which shall be free of restrictive legends and trading restrictions (other than those required by the Subscripton Agreement) representing the number of Common Shares being acquired upon the election to pay interest in Common Shares.

       (C)         Certain Payments of Interest. Notwithstanding anything to the contrary contained herein, if on any Conversion Date the Company elects to pay interest in Common Stock and so notifies the Holder, and is not able to pay accrued interest in the form of Common Stock because it does not then satisfy the conditions for payment in the form of Common Stock set forth in the preamble to this Debenture, then, at the option of the Holder, the Company, in lieu of delivering either shares of Common Stock pursuant to this Section 4 or paying the regularly scheduled cash interest payment, shall deliver, within three Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the number of shares of Common Stock otherwise deliverable to the Holder in connection with the payment of interest due such Conversion Date and the highest VWAP during the period commencing on the Conversion Date and ending on the Trading Day prior to the date such payment is made.

(b)        (i)       Subject to subsection 4(a)(ii), not later than three Trading Days after any Conversion Date, the Company will deliver to the Holder (A) a certificate or certificates representing the Underlying Shares which shall be free of restrictive legends and trading restrictions (other than those required by the Subscription Agreement) representing the number of shares of Common Stock being acquired upon the conversion of Debentures on such Conversion Date and (B) a check in the amount of accrued and unpaid interest (if the Company has timely elected or is required to pay accrued interest in cash). The Company shall, upon request of the Holder, if available and if allowed under applicable securities laws, use its commercially reasonable efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If in the case of any Conversion Notice such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return the certificates representing the principal amount of Debentures tendered for conversion.

(ii)         If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(b)(i) by the fifth Trading Day after the Conversion Date, the Company shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of principal amount being converted, $50 per Trading Day (increasing to $100 per Trading Day after 3 Trading Days and increasing to $200 per Trading Day 6 Trading Days after such damages begin to accrue) for each Trading Day after such fifth Trading Day until such certificates are delivered. Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 3 herein for the Company's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holders from seeking to enforce damages pursuant to any other Section hereof or under applicable law. Notwithstanding anything herein to the contrary, in the event a Holder is entitled to collect liquidated damages hereunder and liquidated damages pursuant to Section 4.1(d) of the Subscription Agreement and/or Section 4(b)(iii) below, the Holder shall be limited to collect, at its option, of such remedies, only one such remedy on any given occasion.

(iii)        The Company's obligations to issue and deliver the Underlying Shares upon conversion of this Debenture in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Underlying Shares; provided, however, such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(b)(i) by the third Trading Day after the Conversion Date, and if after such third Trading Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed and (B) at the option of the Holder, either reissue Debentures in principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(b)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the aggregate sale price of the Underlying Shares on the date of conversion was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company. Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(b)(ii) in respect of the certificates resulting in such Buy-In. Notwithstanding anything to the contrary herein, in the event a Holder is entitled to collect liquidated damages hereunder and liquidated damages pursuant to Section 4.1 of the Subscription Agreement and/or Section 4(b)(ii) above, the Holder shall be limited to collect, at its option, of such remedies, only one such remedy on any given occasion.

(iv)        Notwithstanding anything herein to the contrary, if after the Effective Date the VWAP for any twenty (20) consecutive Trading Days (such period commencing only after the Effective Date) exceeds $11.00, as adjusted for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of the Subscription Agreement, the Company may, within 3 Trading Days of the end of any such period, deliver a notice to the Holder (a "Forced Conversion Notice" and the date such notice is received by the Holder, the "Forced Conversion Notice Date") to cause the Holder to immediately convert all or part (and if part, pro-rata in proportion to each Holders' initial purchase of the Debentures) of the then outstanding principal amount of Debentures pursuant to Section 4(a)(i) and the Holder shall surrender (if the entire Debenture is converted) this Debenture to the Company for conversion within 30 Trading Days of the Forced Conversion Notice Date. The provisions of Section 4(a) (i) with respect to paying up the Underlying Shares and the depositing of a bank statement shall be likewise applicable (whereby the Forced Conversion Notice Date shall be regarded as the "Conversion Date"). The Company may only effect a Forced Conversion Notice if each of the following shall be true: (i) the Company shall have duly honored all conversions occurring by virtue of one or more Conversion Notices prior to the Forced Conversion Date, if any (ii) there is an effective Underlying Shares Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the Underlying Shares issued to the Holder and all of the Underlying Shares as are issuable to the Holder upon conversion in full of this Debenture subject to the Forced Conversion Notice (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future) or all such Underlying Shares can be sold immediately pursuant to Rule 144, (iii) the Common Stock is listed for trading on a Principal Market (and the Company believes, in good faith, that trading of the Common Stock on a Principal Market will continue uninterrupted for the foreseeable future), (iv) all liquidated damages and other amounts owing in respect of the Debentures and Underlying Shares shall have been paid or will, concurrently with the issuance of the Underlying Shares, be paid in cash; (v) a sufficient number of shares of Common Stock is reserved from the Company's authorized share capital ("maatschappelijk kapitaal") to provide for the issuance of all the Underlying Shares as are issuable to the Holder upon conversion in full of the Debentures subject to the Forced Conversion Notice; (vi) no Event of Default nor any event that with the passage of time would constitute an Event of Default has occurred and is continuing and (vii) such issuance would be permitted in full without violating the limitations set forth in Sections 4(a)(ii)(A) and 4(a)(ii)(B). Notwithstanding anything herein to the contrary, if the principal amount of this Debenture subject to a Forced Conversion Notice is limited by virtue of Section 4(a)(ii)(A) under this Debenture (the "Unconverted Debenture"), such Unconverted Debenture shall be automatically converted on each 75th day anniversary of the Forced Conversion Notice Date to the extent permitted pursuant to Section 4(a)(ii)(A) and subject to the satisfaction of the Equity Conditions on such date until all of the Holder's Debenture is converted, notwithstanding the market price of such stock on such anniversary dates; provided, however, the Holder shall use best efforts to reduce its beneficial ownership of the Common Stock to the extent that on the next 75th day anniversary date the Holder shall be able to convert all of its Unconverted Debenture.

(c) (i) The conversion price in effect on any Conversion Date shall be equal to $_____(1) (subject to adjustment herein)(the "Set Price").

(ii)          If the Company, at any time while the Debentures are outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include (i) any shares of Common Stock issued by the Company pursuant to this Debenture, including interest thereon, or (ii) any Capital Share Equivalent issued pursuant to a rights plan adopted by the Company's Supervisory Board and commonly referred to as a "poison pill" plan, but this exception shall not apply to any subsequent exercise of any such Capital Share Equivalent, (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution (but shall subsequently be reversed if such dividend or distribution is not actually made) and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(iii)         If the Company, at any time while Debentures are outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock or Common Stock Equivalents (as defined in the Section below) at a price per share less than the Set Price, the Set Price shall be reduced to equal the effective purchase price for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue; provided, however, that the Company shall not take any action that would lower the Set Price (converted into EURO based on the USD/EURO exchange rate on the date of such action) below the par value of the Common Stock. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants.

____________________________________
(1) The greater of (a) 110% of the Closing Price and (b) $3.79; however, in the case that the Set Price is equal to $3.79 and $3.79 is equal to or greater than 115% of the Closing Price, the Company and the Holder will engage in consultation to determine the Set Price.

(iv)        If the Company or any subsidiary thereof, as applicable, at any time while Debentures are outstanding, shall sell or grant any option to purchase or sell or grant any right to reprice its securities, or otherwise dispose of or issue any Common Stock or any equity or equity equivalent securities (including any equity, debt or other instrument that is at any time over the life thereof convertible into or exchangeable for Common Stock) other than any Capital Share Equivalent issued pursuant to a rights plan adopted by the Company's Supervisory Board (but this exception shall not apply to any subsequent exercise of any such Capital Share Equivalent) (collectively, "Common Stock Equivalents") entitling any Person to acquire shares of Common Stock, at an effective price per share less than the Set Price ("Dilutive Issuance"), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price), then, the Set Price shall be reduced to equal the effective conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue; provided, however, that the Company shall not make a Dilutive Issuance that would lower the Set Price (converted into EURO based on the USD/EURO exchange rate on the date of such Dilutive Issuance) below the par value of the Common Stock. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.

(v)         If the Company, at any time while Debentures are outstanding, shall distribute to all holders of Common Stock (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, the Set Price shall be reduced to equal the VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Supervisory Board in good faith; provided, however, that the Company shall not take any action that would lower the Set Price (converted into EURO based on the USD/EURO exchange rate on the date of such action) below the par value of the Common Stock. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(vi)         All calculations under this Section 4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 4, the number of shares of Common Stock outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) outstanding.

(vii)         Whenever the Set Price is adjusted pursuant to any of Section 4(c)(ii) - (v), the Company shall promptly mail to each Holder a notice setting forth the Set Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company issues a variable rate security, despite the prohibition thereon in the Subscription Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised in the case of a Variable Rate Transaction (as defined in the Subscription Agreement), or the lowest possible adjustment price in the case of an MFN Transaction (as defined in the Subscription Agreement).

(vii)         If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall, unless by doing so the Company would act in violation of Section 46a of the Act of the Supervision of the Securities Trade 1995 ("Wet toezicht effectenverkeer 1995"), cause to be filed at each office or agency maintained for the purpose of conversion of the Debentures, and shall cause to be mailed to the Holders at their last addresses as they shall appear upon the stock books of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Holders are entitled to convert Debentures during the 20-day period commencing the date of such notice to the effective date of the event triggering such notice.

(ix)         If, at any time while this Debenture is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction", provided, however, that a "Fundamental Transaction" shall not include a merger, reorganization or other transaction the primary purpose of which is to change the jurisdiction of organization and/or corporate form of the Company, provided that such merger, reorganization or other transaction does not have an adverse tax impact upon the Purchasers with respect to their purchase or sale of securities), then upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Set Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Set Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction

(xi)        Notwithstanding the foregoing, no adjustment will be made under this subsection (c) in respect of (A) the granting of options or the issuance of shares of Common Stock to employees, officers and directors of the Company pursuant to any stock option plan, share purchase plan or similar plan duly adopted by a majority of the non-employee members of the Supervisory Board of the Company or a majority of the members of a committee of non-employee directors established for such purpose, (B) the issuance of up to 150,000 shares of Common Stock or Capital Shares Equivalents, in the aggregate, to consultants or advisors to the Company for services rendered to the Company by such consultants or advisors subsequent to the date hereof, (C) the issuance or deemed issuance of any security by the Company pursuant to the Transaction Documents, or (D) upon the exercise of or conversion of any convertible securities, options or warrants issued and outstanding on the Closing Date, provided that such securities have not been amended since the date of the Subscription Agreement to increase the type or number of securities issuable with respect thereto or decrease the exercise or conversion price of such securities, (E) acquisitions, business partnerships, joint ventures, real property leasing arrangements or other strategic investments, the primary purpose of which is not to raise capital and not to a Person whose primary business is investing in securities, or commercial credit arrangements or debt financings from a bank or similar financial institution, (F) leasing arrangements from a bank or similar financial institution approved by the Company's Supervisory Board or (G) any Capital Shares Equivalents issued pursuant to a rights plan adopted by the Company's Supervisory Board commonly referred to as a "poison pill" plan, but this exception shall not apply to any subsequent exercise of any such Capital Shares Equivalents; and no single event that causes an adjustment pursuant to this subsection (c) shall cause an adjustment under more than one of the paragraphs set forth above.

        (d)         The Company covenants that it will at all times reserve from its authorized share capital ("maatschappelijk kapitaal") a sufficient number of Common Shares solely for the purpose of issuance upon conversion of the Debentures and payment of interest on the Debentures, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Subscription Agreement) be issuable (taking into account the adjustments and restrictions of Section 4(b)) upon the conversion of the outstanding principal amount of the Debentures and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, validly issued and, fully paid-up ("volgestort") and, if the Underlying Shares Registration Statement is then effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

        (e)         Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the VWAP at such time.

        (f)         The issuance of certificates for shares of the Common Stock on conversion of the Debentures shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debentures so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

        (g)         Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to the Company, at the address set forth above, facsimile number (408) 719-0452, Attn: Chief Financial Officer or such other address or facsimile number as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 4:00 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 4:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) four days after deposit in the United States mail or (iv) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service. To the extent that either party hereto shall deliver notice by facsimile, concurrently with the transmission of such facsimile the party delivering notice shall confirm by phone that such facsimile was received by at least one of the designated persons for notice.

         Section 5.         Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Debenture: (a) capitalized terms not otherwise defined herein have the meanings given to such terms in the Subscription Agreement, and (b) the following terms shall have the following meanings:

        "Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

        "Change of Control Transaction" means the occurrence after the date hereof of any of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company, or (ii) a replacement at one time or within a one year period of more than one-half of the members of the Company's Supervisory Board which is not approved by a majority of those individuals who are members of the Supervisory Board at the commencement of such one year period (or by those individuals who are serving as members of the Supervisory Board on any date whose nomination to the Supervisory Board was approved by a majority of the members of the Supervisory Board who are members at the commencement of such one year period), or (iii) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii).

"Commission" means the Securities and Exchange Commission.

        "Common Stock" means the common shares, (based on application of Section 2:67c of the Netherlands Civil Code) EUR 0.44 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

"Conversion Date" shall have the meaning set forth in Section 4(a)(i).
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"Interest Conversion Rate" means 90% of the average of each of the 20 VWAPs immediately prior to the applicable Interest Payment Date.

        "Mandatory Prepayment Amount" for any Debentures shall equal the sum of (i) the greater of: (A) 120% of the principal amount of Debentures to be prepaid, plus all accrued and unpaid interest thereon, plus all other accrued and unpaid amounts due hereunder, or (B) the principal amount of Debentures to be prepaid, plus all accrued and unpaid interest thereon, plus all other accrued and unpaid amounts due hereunder, divided by the Set Price on (x) the date the Mandatory Prepayment Amount is demanded or otherwise due or (y) the date the Mandatory Prepayment Amount is paid in full, whichever is less, multiplied by the VWAP on (x) the date the Mandatory Prepayment Amount is demanded or otherwise due or (y) the date the Mandatory Prepayment Amount is paid in full, whichever is greater, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of such Debentures.

        "Original Issue Date" shall mean the date of the first issuance of the Debentures regardless of the number of transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debenture.

"Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

        "Subscription Agreement" means the Subscription Agreement, dated as of May ____, 2004, to which the Company and the original Holder are parties, as amended, modified or supplemented from time to time in accordance with its terms. All capitalized terms used but not defined in this Debenture shall have the meanings assigned to them in the Subscription Agreement.

        "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date of the Subscription Agreement, to which the Company and the original Holder are parties, as amended, modified or supplemented from time to time in accordance with its terms.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
"Set Price" shall have the meaning set forth in Section 4(c)(i).
"Signficant Subsidiaries" or "Significant Subsidiary" means any "Significant Subsidiary" of the Company as such term is defined under Rule 1-02(w) of Regulation S-X of the Commission.
"Signficant Subsidiaries" or "Significant Subsidiary" means any "Significant Subsidiary" of the Company as such term is defined under Rule 1-02(w) of Regulation S-X of the Commission.

        "Trading Day" means (a) a day on which the shares of Common Stock are traded on a Principal Market on which the shares of Common Stock are then listed or quoted, or (b) if the shares of Common Stock are not quoted on a Principal Market, a day on which the shares of Common Stock are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the shares of Common Stock are not listed or quoted as set forth in (a) and (b) hereof, then Trading Day shall mean a Business Day.

"Transaction Documents" shall have the meaning set forth in the Subscription Agreement.
"Underlying Shares" means the shares of Common Stock issuable upon conversion of Debentures or as payment of interest in accordance with the terms hereof.

        "Underlying Shares Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a "selling stockholder" thereunder.

        "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Principal Market or the OTC Bulletin Board (or any successor market), the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Principal Market (or OTC Bulletin Board or any successor market) on which the Common Stock is then listed or quoted as reported by Bloomberg Financial L.P. (based on a trading day from 9:30 a.m. ET to 4:02 p.m. Eastern Time) using the VAP function; (b)  if the Common Stock is not then listed or quoted on a Principal Market or the OTC Bulletin Board (or any successor market) and if prices for the Common Stock are then reported in the "pink sheets" published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (c) in all other cases, the fair market value of a share of Common Stock as determined by a nationally recognized independent appraiser selected in good faith by Purchasers holding a majority of the outstanding principal amount of Debentures and reasonably acceptable to the Company.

        Section 6.          Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, interest and liquidated damages (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein. As long as there are Debentures outstanding, the Company shall not and shall cause it subsidiaries not to, without the consent of the Holder, (a) amend its articles of association, bylaws or other charter documents so as to adversely affect any rights of the Holder; (b) repay, repurchase or offer to repay, repurchase or otherwise acquire more than 100,000 shares of its Common Stock or other equity securities in the aggregate other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents; or (c) enter into any agreement with respect to any of the foregoing.

        Section 7.          If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

        Section 8.          [Intentionally Omitted].

        Section 9.          All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts of Santa Clara County, California (the "California Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the California Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such California Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

        Section 10.          Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

        Section 11.          If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Debentures as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

        Section 12.          Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

*********************

        IN WITNESS WHEREOF, the Company has caused this Convertible Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

METRON TECHNOLOGY N.V.

By:_____________________________________
Name:
Title:

ANNEX A

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal and, if specified, interest under the 6.5% Convertible Debenture of Metron Technology N.V., (the "Company") due on May ___, 2008, into shares of common stock, (based on application of Section 2:67c of the Netherlands Civil Code) EUR 0.44 par value per share (the "Common Stock"), of the Company according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Company's Common Stock does not exceed the amounts determined in accordance with Section 13(d) of the Exchange Act, specified under Section 4 of this Debenture.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid shares of Common Stock.

Conversion calculations:

Date to Effect Conversion:
Principal Amount of Debentures to be Converted:
Number of shares of Common Stock to be Issued:
Applicable Set Price:
Name of Broker:
Broker's DTC Number:
Signature:
Name:
Address:

Schedule 1

CONVERSION SCHEDULE

6.5% Convertible Debentures due on May ___, 2008, in the aggregate principal amount of $____________ issued by Metron Technology N.V. This Conversion Schedule reflects conversions made under Section 4 of the above referenced Debenture.

Dated:

Date of Conversion (or for first entry, Original Issue Date)	Amount of Conversion	Aggregate Principal Amount Remaining Subsequent to Conversion (or original Principal Amount)	Company Attest

EXHIBIT B

NEITHER THIS SECURITY NOR THE COMMON STOCK OF METRON TECHNOLOGY N.V. FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES

COMMON SHARE WARRANT

To Subscribe for __________ Common Shares of

Metron Technology N.V.

THIS COMMON SHARE PURCHASE WARRANT CERTIFIES that, for value received, _____________ (the "Holder"), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after May __, 2004 (the "Initial Exercise Date") and on or prior to the earlier of (i) the close of business on the fifth anniversary of the Initial Exercise Date or (ii) 30 days after the notice of a mandatory termination of this Warrant pursuant to Section 17 (the "Termination Date") but not thereafter, to subscribe for, up to ____________ common shares (the "Common Stock"), par value (based on application of Section 2:67c of the Netherlands Civil Code) EUR0.44 per share in the capital of Metron Technology N.V., a corporation incorporated under the laws of The Netherlands (the "Company") (such Common Stock hereinafter referred to as the "Warrant Shares"). The subscription price of one Warrant Share (the "Exercise Price") under this Warrant shall be $____(2), subject to adjustment hereunder; provided, however, that if the Exercise Price (based on the USD/Euro exchange rate on the date of payment of the Exercise Price) is lower than the par value of the Common Stock, this Warrant may be exercised at the par value of the Common Stock. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Subscription Agreement (the "Subscription Agreement"), dated May ___ , 2004, between the Company and the purchasers signatory thereto.

(2)

_____________________________________
As to a Holder, 50% of the Warrant Shares at the greater of (x) 115% of the Closing Price and (y) $3.79, 50% of the Warrant Shares at the greater of (x) 125% of the Closing Price and (y) $3.79, which will be comprised of two separate Warrant Certificates.

Title to Warrant. Prior to the Termination Date and subject to compliance with applicable laws and Section 7 of this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed. The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company.

Authorization of Warrant Shares. The Company represents and warrants that all Warrant Shares which may be issued upon the exercise of the subscription rights represented by this Warrant will, upon exercise of the subscription rights represented by this Warrant and the issuance of such shares in compliance with the provisions of the Subscription Agreement and this Warrant, be duly authorized, and, provided that the Exercise Price, converted into EURO based on the USD/EURO exchange rate on the date of payment of the Exercise Price, equals at least the par value of such shares, validly issued and fully paid-up ("volgestort") and free from all liens and encumbrances in respect of the issue thereof (other than any liens or encumbrances imposed by action of the Holder).

Exercise of Warrant.

          (a)         Except as provided in this Section 3 herein, exercise of the subscription rights represented by this Warrant may be made at any time or times on or after the Initial Exercise Date and on or before the Termination Date by the surrender of this Warrant and the Notice of Exercise Form annexed hereto duly executed, at the office of the Company (or such other office or agency of the Company as they may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company) and upon payment of the Exercise Price of the shares thereby subscribed for by wire transfer or cashier's check drawn on a United States bank to the Company, or by means of a cashless exercise pursuant to Section 3(c) (as to Warrant Shares only), the Holder shall be entitled to receive a certificate for the number of Warrant Shares for which it subscribed. The Company shall, upon request of the Holder, if available and if allowed under applicable securities laws, use its commercially reasonable efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. The Company shall, within two weeks after date of payment of the Exercise Price, deposit a bank statement as referred to in Section 2:93(a)(6) of the Netherlands Civil Code, indicating the EURO amount into which the amount of the Exercise Price is freely convertible based on the USD/EURO exchange rate on the date of payment of the Exercise Price, with the Commercial Registry of the competent Chamber of Commerce and Industry. Certificates for shares subscribed for hereunder shall be delivered to the Holder within five (5) Trading Days after the date on which this Warrant shall have been exercised as aforesaid. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 5 prior to the issuance of such shares, have been paid. If the Company fails to deliver to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 3(a) by the fifth Trading Day after the date of exercise, then the Holder will be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates to rescind such exercise. In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise by the fifth Trading Day after the date of exercise (through no fault of the Holder), and if after such fifth Trading Day the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

     (b)     (i)  The Company shall not effect any exercise of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 3(a) or otherwise, to the extent that after giving effect to such issuance after exercise, the Holder (together with the Holder's affiliates), as set forth on the applicable Notice of Exercise, would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such issuance.  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Debentures or Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 3(b)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this Section 3(b)(ii) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder) and of which a portion of this Warrant is exercisable shall be in the sole discretion of such Holder, and the submission of a Notice of Exercise shall be deemed to be such Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this Section 3(b)(ii), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-Q or Form 10-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company's Transfer Agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of the Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The provisions of this Section 3(b)(ii) may be waived by the Holder upon, at the election of the Holder, not less than 61 days' prior notice to the Company, and the provisions of this Section 3(b)(ii) shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

          (ii) If the Company has not obtained Shareholder Approval (as defined below) if required by the applicable rules and regulations of the Principal Market (or any successor entity), then the Company may not issue upon exercise of this Warrant in the aggregate, in excess of (i) 19.999% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the Closing Date, less (ii) any shares of Common Stock (a) issued as payment of interest on the Debentures, (b) issued upon prior conversion of the Debentures, (c) issued upon prior exercise of the Warrants issued to the Holders of the Debentures on the Original Issue Date pursuant to the Subscription Agreement or (d) issued upon prior conversion of the 8% Convertible Debentures due February 25, 2007 (the "Old Debentures") to the extent such issuance is a result of the anti-dilution provisions in the Old Debentures triggered by the issuance of the Warrants and the Debentures (such number of shares, the "Issuable Maximum"). In addition, notwithstanding anything herein to the contrary, if the Company has not obtained Shareholder Approval (as defined below), if required by the applicable rules and regulations of the Principal Market (or any successor entity), then the Company may not issue to any single Purchaser upon exercise of the Warrants, in the aggregate, in excess of (i) 19.999% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the Original Issue Date, less (ii) all shares of Common Stock held by such Purchaser on the Original Issue Date or issued to such Purchaser upon exercise or conversion of all Capital Share Equivalents (as defined below) held by such Purchaser on the Original Issue Date. If on any attempted exercise of this Warrant, the issuance of Warrant Shares would exceed the Issuable Maximum, and the Company shall not have previously obtained the vote of shareholders (the "Shareholder Approval"), if any, as may be required by the applicable rules and regulations of the Principal Market (or any successor entity) to approve the issuance of shares of Common Stock in excess of the Issuable Maximum pursuant to the terms hereof, then the Company shall issue to the Holder requesting a Warrant exercise such number of Warrant Shares as may be issued below the Issuable Maximum and, with respect to the remainder of the aggregate number of Warrant Shares, this Warrant shall not be exercisable until and unless Shareholder Approval has been obtained.

          (c)      If at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering the resale of the Warrant Shares by the Holder and the Holder is not eligible to sell all of its Warrant Shares at one time pursuant to Rule 144, then the Holder may send the Company a written notice, which shall consist of this Warrant and the Notice of Exercise Form attached hereto (the "Termination Notice") demanding to be paid by the Company an amount (the "Termination Amount") equal to [(A-B) (X)], where:

(A) =	the VWAP on the Trading Day preceding the date the Termination Notice is received;
(B) =	the Exercise Price of this Warrant, as adjusted; and
(X) =

the number of Warrant Shares which would have been issuable if on the date of the Termination Notice this Warrant would had been exercised in full in accordance with Section 3(a) for cash rather than by means of a cashless exercise.

Upon receipt of a Termination Notice, the Company shall, at its option, either:
i. pay the Termination Amount within five (5) Trading Days after the date of receipt of the Termination Notice; or

          ii.      exercise this Warrant by means of a "cashless exercise" in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), provided however, that the Company may not exercise this Warrant by means of a "cashless exercise" if the Termination Amount (based on the USD/EURO exchange rate on the date of the Termination Notice) is lower than the par value of the Common Stock, times [(A-B)(X)]/A (as such terms are defined above).

If the Company elects to issue the Warrant Shares in a "cashless exercise" as described above, the Company shall, within five (5) Trading days after receipt of the Termination Notice, deliver to the Holder a certificate for the number of Warrant Shares so issued. The Company and the Holder agree that the Warrant Shares shall be deemed to be paid up as of the Termination Date by way of set-off of the Holder's obligation to pay up the Warrant Shares against the Company's obligation to pay the Termination Amount. The Amount, if any, by which the Termination Amount exceeds (i) the par value of the Warrant Shares, times (ii) the number of issued Warrant Shares, shall be considered as share premium ("agio") paid on the Warrant Shares. The Company shall, within two weeks after date of the Termination Notice, deposit a bank statement as referred to in Section 2:93(a)(6) of the Netherlands Civil Code, indicating the EURO amount into which the Termination Amount is freely convertible based on the USD/EURO exchange rate on the date of the Termination Notice, with the Commercial Registry of the competent Chamber of Commerce and Industry.

Upon

(i) payment by the Company of the to the Holder of the Termination Amount or (ii) delivery of the certificate to the Holder for the number of Warrant Shares issuable upon a "cashless exercise" of this Warrant, this Warrant shall terminate.

          (d)      If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Transfer, Division and Combination.

          A           Subject to compliance with any applicable securities laws and the conditions set forth in Sections 1 and 7(e) hereof and to the provisions of Section 4.1 of the Subscription Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

          B.           This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 7(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

C. The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 7.
D. The Company agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

          E.           If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such transfer (i) that the Holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act.

No Rights as Shareholder until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the exercise of this Warrant in accordance with Section 3, the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the date of such exercise.

Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

Adjustments of Exercise Price and Number of Warrant Shares.

          F.           Stock Splits, etc. The number and kind of securities which can be subscribed for upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following; provided, however, that the Company shall not take any action that would lower the Exercise Price (converted into EURO based on the USD/EURO exchange rate on the date of such Dilutive Issuance) below the par value of the Common Stock. In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, then the number of Warrant Shares which can be subscribed for upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which it would have owned or have been entitled to receive had such Warrant been exercised in advance thereof. Upon each such adjustment of the kind and number of Warrant Shares or other securities of the Company which are which can be subscribed for hereunder, the Holder shall thereafter be entitled to subscribe for the number of Warrant Shares or other securities as so adjusted at an exercise price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares which can be subscribed for pursuant hereto immediately prior to such adjustment and dividing by the number of Warrant Shares or other securities of the Company that are purchasable pursuant hereto immediately thereafter. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          G.           Anti-Dilution Provisions. During the period beginning on the Initial Exercise Date and ending on the Termination Date (the "Exercise Period"), the Exercise Price shall be subject to adjustment from time to time as provided in this Section 11(b); provided, however, that the Company shall not take any action that would lower the Exercise Price (converted into EURO based on the USD/EURO exchange rate on the date of such Dilutive Issuance) below the par value of the Common Stock. In the event that any adjustment of the Exercise Price as required herein results in a fraction of a cent, such Exercise Price shall be rounded up or down to the nearest cent.

     (i)     Adjustment of Exercise Price. Except as set forth in Section 11(b)(ii)(E), if and whenever the Company issues or sells, or in accordance with Section 11(b) hereof is deemed to have issued or sold, any shares of Common Stock for an effective consideration per share of less than the then Exercise Price or for no consideration (such lower price, the "Base Share Price" and such issuances collectively, a "Dilutive Issuance"), then, the Exercise Price shall be reduced to a price determined by dividing (i) an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale (excluding treasury shares, if any) multiplied by the Exercise Price then in effect, plus (b) the consideration, if any, received by the Company upon such issuance or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such Dilutive Issuance (excluding treasury shares), provided, that for purposes hereof, all shares of Common Stock that are issuable upon conversion, exercise or exchange of Capital Shares Equivalents (including, without limitation, the Debentures) shall be deemed outstanding immediately after the issuance of such Capital Shares Equivalents. Such adjustment shall be made whenever such shares of Common Stock or Capital Share Equivalents are issued. For purposes of this Section 11(b), the number of shares of Common Stock outstanding as of a given date shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding plus all Underlying Shares issuable on conversion of the Debentures.

(ii) Effect on Exercise Price of Certain Events. For purposes of determining the adjusted Exercise Price under Section 11(b) hereof, the following will be applicable:

        (A)      Issuance of Rights or Options. If the Company in any manner issues or grants any warrants, rights or options, whether or not immediately exercisable, to subscribe for or to purchase Common Stock or other securities exercisable, convertible into or exchangeable for Common Stock ("Convertible Securities") (such warrants, rights and options to purchase Common Stock or Convertible Securities are hereinafter referred to as "Options") and the effective price per share for which Common Stock is issuable upon the exercise of such Options is less than the Exercise Price ("Below Base Price Options"), then the maximum total number of shares of Common Stock issuable upon the exercise of all such Below Base Price Options (assuming full exercise, conversion or exchange of Convertible Securities, if applicable) will, as of the date of the issuance or grant of such Below Base Price Options, be deemed to be outstanding and to have been issued and sold by the Company for such price per share and the maximum consideration payable to the Company upon such exercise (assuming full exercise, conversion or exchange of Convertible Securities, if applicable) will be deemed to have been received by the Company. For purposes of the preceding sentence, the "effective price per share for which Common Stock is issuable upon the exercise of such Below Base Price Options" is determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issuance or granting of all such Below Base Price Options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Below Base Price Options, plus, in the case of Convertible Securities issuable upon the exercise of such Below Base Price Options, the minimum aggregate amount of additional consideration payable upon the exercise, conversion or exchange thereof at the time such Convertible Securities first become exercisable, convertible or exchangeable, by (ii) the maximum total number of shares of Common Stock issuable upon the exercise of all such Below Base Price Options (assuming full conversion of Convertible Securities, if applicable). No further adjustment to the Exercise Price will be made upon the actual issuance of such Common Stock or Convertible Securities upon the exercise of such Below Base Price Options or upon the exercise, conversion or exchange of Convertible Securities issuable upon exercise of such Below Base Price Options.

        (B)      Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities, whether or not immediately convertible (other than where the same are treated as Options or as issuable upon the exercise of Options under Section 11(b)(ii)(A)) and the effective price per share for which Common Stock is issuable upon such exercise, conversion or exchange is less than the Exercise Price, then the maximum total number of shares of Common Stock issuable upon the exercise, conversion or exchange of all such Convertible Securities will, as of the date of the issuance of such Convertible Securities, be deemed to be outstanding and to have been issued and sold by the Company for such price per share and the maximum consideration payable to the Company upon such exercise (assuming full exercise, conversion or exchange of Convertible Securities, if applicable) will be deemed to have been received by the Company. For the purposes of the preceding sentence, the "effective price per share for which Common Stock is issuable upon such exercise, conversion or exchange" is determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise, conversion or exchange thereof at the time such Convertible Securities first become exercisable, convertible or exchangeable, by (ii) the maximum total number of shares of Common Stock issuable upon the exercise, conversion or exchange of all such Convertible Securities. No further adjustment to the Exercise Price will be made upon the actual issuance of such Common Stock upon exercise, conversion or exchange of such Convertible Securities.

        (C)      Change in Option Price or Conversion Rate. If there is a change at any time in (i) the amount of additional consideration payable to the Company upon the exercise of any Options; (ii) the amount of additional consideration, if any, payable to the Company upon the exercise, conversion or exchange of any Convertible Securities; or (iii) the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock (in each such case, other than under or by reason of provisions designed to protect against dilution), the Exercise Price in effect at the time of such change will be readjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold.

        (D)      Calculation of Consideration Received. If any Common Stock, Options or Convertible Securities are issued, granted or sold for cash, the consideration received therefor for purposes of this Warrant will be the amount received by the Company therefor, before deduction of reasonable commissions, underwriting discounts or allowances or other reasonable expenses paid or incurred by the Company in connection with such issuance, grant or sale. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration part or all of which shall be other than cash, the amount of the consideration other than cash received by the Company will be the fair market value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the fair market value (closing bid price, if traded on any market) thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value of such portion of the net assets and business of the non-surviving corporation as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair market value of any consideration other than cash or securities will be determined in good faith by an investment banker or other appropriate expert of national reputation selected by the Company and reasonably acceptable to the holder hereof, with the costs of such appraisal to be borne by the Company.

        (E)      Exceptions to Adjustment of Exercise Price. Notwithstanding the foregoing, no adjustment will be made under this Section 11(b) in respect of (1) the granting of options or the issuance of shares of Common Stock to employees, officers and directors of the Company pursuant to any stock option plan, share purchase plan or similar plan duly adopted by a majority of the non-employee members of the Supervisory Board of the Company or a majority of the members of a committee of non-employee directors established for such purpose, (2) the issuance of up to 150,000 shares of Common Stock or Capital Shares Equivalents, in the aggregate, to consultants or advisors to the Company for services rendered to the Company by such consultants or advisors subsequent to the date hereof, (3) the issuance or deemed issuance of any security by the Company pursuant to the Transaction Documents, or (4) upon the exercise of or conversion of any convertible securities, options or warrants issued and outstanding on the Initial Exercise Date, provided that such securities have not been amended since the date of the Subscription Agreement to increase the type or number of securities issuable with respect thereto or decrease the exercise or conversion price of such securities, (5) acquisitions, business partnerships, joint ventures, real property leasing arrangements, or other strategic investments, the primary purpose of which is not to raise capital and not to a Person whose primary business is investing in securities, or commercial credit arrangements or debt financings from a bank or similar financial institution, (6) leasing arrangements from a bank or similar financial institution approved by the Company's Supervisory Board or (7) any Capital Shares Equivalents issued pursuant to a rights plan adopted by the Company's Supervisory Board commonly referred to as a "poison pill" plan, but this exception shall not apply to any subsequent exercise of any such Capital Shares Equivalents; and no single event that causes and adjustment under this Section 11(b) shall cause an adjustment under more than one of the paragraphs above.

       (F)      Expiration of Rights. If any such Options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Exercise Price as adjusted upon the issuance of such Options or Convertible Securities shall be readjusted to the Exercise Price which would have been in effect had an adjustment been made on the basis that the only additional Common Stock so issued or deemed issued were the Common Stock, if any, actually issued or sold on the exercise of such Options or rights of conversion of such Convertible Securities, and such additional Common Shares, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such Options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior exercises of this Warrant.

     (iii)      Minimum Adjustment of Exercise Price. No adjustment of the Exercise Price shall be made in an amount of less than 1% of the Exercise Price or in effect at the time such adjustment is otherwise required to be made, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which, together with any adjustments so carried forward, shall amount to not less than 1% of the exercise price.

Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the Managing Board of the Company) in order to provide for adjustments of Warrant Shares for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 12. For purposes of this Section 12, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 12 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

Voluntary Adjustment by the Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Supervisory Board of the Company.

Notice of Adjustment. Whenever the number of Warrant Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Company shall give notice thereof to the Holder at the address of such Holder appearing on the books of the Company, which notice shall state the number of Warrant Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Warrant Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

Notice of Corporate Action. If at any time:

          (a)      the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right (other than with respect to any equity or equity equivalent security issued pursuant to a rights plan adopted by the Company's Supervisory Board), or

          (b)      there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation or,

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder, unless by doing so the Company would act in violation of Section 46a of the Act of the Supervision of the Securities Trade 1995 ("Wet toezicht effectenverkeer 1995"), (i) at least 20 days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their Warrant Shares for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 18(d).

Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized share capital ("maatschappelijk kapitaal") a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing share certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Stock may be listed.

               Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

               Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall use its commercially reasonable efforts to obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

Mandatory Termination. The Company shall have the right, upon 30 days' prior written notice to the Holder (the "Mandatory Termination Notice"), to terminate this Warrant, provided that (i) the Warrant Shares are registered for resale pursuant to the Securities Act or are freely tradable without restriction or legend and have been continuously for at least the 20-Trading Day period immediately preceding the date of the Mandatory Termination Notice, (ii) the Common Stock shall be listed or quoted for trading on the Principal Market continuously during the 20-Trading Day period immediately preceding the date of the Mandatory Termination Notice and (ii) the VWAPs for each of the 20 Trading Days immediately preceding the date of the Mandatory Termination Notice were equal to or greater than $11.00 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement). If this Warrant has not been exercised in full upon the expiration of such 30 day notice period, this Warrant shall terminate automatically without any further action on the part of the Holder or the Company.

Miscellaneous.

H. Jurisdiction. This Warrant shall constitute a contract under the laws of California, without regard to its conflict of law, principles or rules.

          I.     Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

          J.     Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

          K.     Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Subscription Agreement.

          L.     Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the subscription for any Common Stock or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          M.     Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

N. Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

          O.     Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares

P. Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

          Q.      Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

R. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

          IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated: May __, 2004

METRON TECHNOLOGY N.V.

By: _______________________________
Name:
Title:

NOTICE OF EXERCISE

To: Metron Technology N.V.

(1)	The undersigned hereby elects to (check one box only):
/ /

subscribe for ________ Warrant Shares of Metron Technology N.V. pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any; or

/ /	Demand the Termination Amount pursuant to Section 3(c) of the attached Warrant.
(2)	The Warrant Shares, if any, shall be delivered to the Holder at the following:
_______________________________ _______________________________ _______________________________
(3)	Accredited Investor. The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.
(4)	The Holder's broker and such broker's DTC number are as follows:
___________________________________________________
[PURCHASER]

By: ______________________________ Name: Title:
Dated: ________________________

[ASSIGNMENT FORM

(To assign the foregoing warrant, execute
this form and supply required information.
Do not use this form to exercise the warrant.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.

_______________________________________________________________

Dated: ______________, _______

Holder's Signature: _____________________________

Holder's Address: _____________________________

_____________________________

Signature Guaranteed: ___________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.]